SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to
Rule 13d-1(b), (c) and (d) and Amendments Thereto
Filed Pursuant to Rule 13d-2
TRIMAS CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
896215
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule13d-l(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

CUSIP No.	896215	13G	Page	2	of	6

1	NAME OF REPORTING PERSONS/ Masco Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

	Not Applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,454,614

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,454,614

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,454,614

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	7.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	896215	13G	Page	3	of	6

1	NAME OF REPORTING PERSONS/ Masco Capital Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

	Not Applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,173,913

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,173,913

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,173,913

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	6.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	896215	13G	Page	4	of	6
Item 1(a). Name of Issuer:
TriMas Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
39400 Woodward Avenue, Suite 130, Bloomfield Hills, Michigan 48304
Item 2(a). Names of Person Filing:
Masco Corporation and its wholly-owned subsidiary
Masco Capital Corporation
Item 2(b). Addresses of Principal Business Office:

Both:	21001 Van Born Road Taylor, MI 48180
Item 2(c). Citizenship:
Both: Delaware
Item 2( d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
896215
Item 3. If this Statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c):
Not Applicable
Item 4. Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Masco Corporation:
(a) Amount Beneficially Owned: 2,454,614
(b) Percent of Class: 7.3%
(c) Number of shares as to which Masco Corporation has:
(i) sole power to vote or to direct the vote: 2,454,614
(ii) shared power to vote or to direct the vote: 0
(iii) sole power to dispose or to direct the disposition of: 2,454,614
(iv) shared power to dispose or to direct the disposition of: 0

CUSIP No.	896215	13G	Page	5	of	6
Included in the foregoing are the following for Masco Capital Corporation:
(a) Amount Beneficially Owned: 2,173,913
(b) Percent of Class: 6.5%
(c) Number of shares as to which Masco Capital Corporation has:
(i) sole power to vote or to direct the vote: 2,173,913
(ii) shared power to vote or to direct the vote: 0
(iii) sole power to dispose or to direct the disposition of: 2,173,913
(iv) shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	896215	13G	Page	6	of	6
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2008

MASCO CORPORATION
By:	/s/ Eugene A. Gargaro, Jr.
Eugene A. Gargaro, Jr.
Vice President and Secretary

MASCO CAPITAL CORPORATION
By:	/s/ Eugene A. Gargaro, Jr.
Eugene A. Gargaro, Jr.
Vice President and Secretary